REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V.

ANNOUNCES RESULTS FOR THE THIRD QUARTER 2013

Guadalajara, Jalisco, Mexico, October 24, 2013 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the third quarter ended September 30, 2013. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). All amounts are presented in nominal pesos.

Summary of Third Quarter 2013 vs. Third Quarter 2012:

•      The sum of aeronautical and non-aeronautical revenues increased Ps. 100.5 million (9.1%). Total revenues increased Ps. 58.4 million (4.6%).

•      Cost of services increased Ps. 50.7 million (21.1%).

•      Operating Income increased Ps. 45.3 million (8.3%).

•      EBITDA increased Ps. 45.6 million (6.0%) in 3Q13 compared to 3Q12. EBITDA margin (excluding the effects of IFRIC 12) decreased from 69.5% in 3Q12 to 67.5% in 3Q13.

•      Net income and comprehensive income decreased by Ps. 4.2 million (0.9%).

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Raul Revuelta Musalem, Chief Financial Officer	Maria Barona
Miguel Aliaga, Institutional Relations Officer	Rafael Borja
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (33) 38801100 ext 202	Tel: 212 406 3691 / 3693
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us at:         http://twitter.com/aeropuertosGAP

Operating Results

During the third quarter of 2013, total terminal passengers increased by 614.5 thousand passengers, representing an 11.5% increase as compared to the same period of 2012. Domestic and international passenger traffic increased by 456.2 thousand passengers and 158.3 thousand passengers, respectively.

The growth in total passenger traffic during the third quarter of 2013 was mainly driven by increases at the airports of Guadalajara (10.2%), Tijuana (17.2%) and Los Cabos (18.2%), whose traffic increased by 203.4 thousand, 173.7 thousand and 126.2 thousand passengers, respectively. On the other hand, there was a decrease in passenger traffic at the Mexicali airport of 14.9 thousand passengers (-9.9%).

It is important to mention the opening of the following domestic routes during 3Q13:

Note: The number of frequencies or available seats on the above-mentioned routes are subject to change without notice.

Domestic Terminal Passengers (in thousands):

Third Quarter Report	Page 2 of 19

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Third Quarter Report	Page 3 of 19

Consolidated results for the three months ended September 30, 2013 (“3Q13”) vs. the three months ended September 30, 2012 (“3Q12”).

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.1550 per U.S. dollar (noon buying rate on

September 30, 2013, as published by the Board of Governors of the Federal Reserve).

Third Quarter Report	Page 4 of 19

Revenues (3Q13)

•        Aeronautical revenues in 3Q13 increased Ps. 75.1 million, or 9.0%.

•        Non-aeronautical revenues in 3Q13 increased Ps. 25.4 million, or 9.7%.

•        Revenues from improvements to concession assets in 3Q13 decreased Ps. 42.1 million, or 26.2%.

•        Total revenues increased Ps. 58.4 million (4.6%).

-       Aeronautical revenues

Aeronautical revenues increased by Ps. 75.1 million, mainly due to an increase of Ps. 80.4 million in revenues from passenger charges, due to the growth in total passenger traffic. Revenues from the operation of airbuses and passenger walkways declined a combined Ps. 8.7 million, due to the fact that the Company stopped providing these services directly as of November 2012, whereupon they were taken over by a third-party provider. During 3Q12, these services represented revenues of Ps. 8.7 million.

 -    Non-aeronautical revenues

Non-aeronautical revenues increased Ps. 25.4 million, due to a Ps. 14.2 million increase in revenues from business lines operated directly by the Company, as well as an increase of Ps. 8.3 million in cost recovery, as a result of the Company providing checked baggage inspection services to a greater number of airlines during the third quarter of 2013. Revenues from business lines operated by third parties increased Ps. 2.9 million (1.6%); however, other commercial revenues declined by Ps. 31.6 million, mainly due to the one-time payment of Ps. 26.6 million obtained in 3Q12 for a contract assignment.

Third Quarter Report	Page 5 of 19

-	Revenues from improvements to concession assets

Revenues from improvements to concession assets (IFRIC 12) declined by Ps. 42.1 million, or 26.2%, due to the fact that committed investments for 2013 will be 27.9% lower than the investments undertaken in 20121.

Total operating expenses in 3Q13 increased Ps. 13.0 million, or 1.8%, compared to 3Q12.

➢ In 3Q13, cost of services increased Ps. 50.7 million, or 21.1% compared to 3Q12, mainly due to:

-	Other operating expenses increased Ps. 40.9 million, mainly due to the fact that during 3Q13, the Company incurred higher professional fee expenses of Ps. 28.3 million for both legal defense and the analysis of new businesses, as well as Ps. 1.8 million in supplies for convenience stores. Additionally, during 3Q12, a penalty of Ps. 11.1 million was applied to a supplier due to a failure to fulfill its contract. This penalty represented a decrease in expenses in 3Q12 but did not repeat in 3Q13.

-	Maintenance costs increased by Ps. 7.6 million (17.1%) compared to 3Q12, due mainly to projects completed in the terminal buildings, platforms, runways and security equipment.

-	Security and insurance costs increased Ps. 6.8 million (17.7%) compared to 3Q12.

-	Services costs increased by Ps. 6.0 million (15.7%) compared to 3Q12.

-	Personnel costs decreased by Ps. 10.6 million (10.7%), compared to 3Q12, mainly due to the reorganization of the security service that took place in 3Q12.

➢  Cost of improvements to concession assets (IFRIC 12) decreased Ps. 42.1 million (26.2%) during 3Q13.

Operating margin increased 150 basis points, from 43.2% in 3Q12 to 44.7% in 3Q13. Excluding the effects of IFRIC 12, operating margin decreased 40 basis points from 49.5% in 3Q12 to 49.1% in 3Q13. The nominal value of operating income increased Ps. 45.3 million, or 8.3%.

EBITDA margin increased 80 basis points, from 60.6% in 3Q12 to 61.4% in 3Q13. Excluding the effects of IFRIC 12, EBITDA margin decreased 200 basis points, from 69.5% in 3Q12 to 67.5% in 3Q13.  The nominal value of EBITDA increased Ps. 45.6 million, or 6.0%.

________________

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

Third Quarter Report	Page 6 of 19

Finance expense decreased Ps. 15.1 million in 3Q13 compared to 3Q12, from an expense of Ps. 18.9 million in 3Q12 to an expense of Ps. 3.8 million in 3Q13. Interest went from an income of Ps. 2.8 million in 3Q12 to an expense of Ps. 3.9 million in 3Q13, which represented a net expense increase of Ps. 6.7 million, mainly due to lower capitalization of interest on bank loans in 3Q13, and lower interest gains. This effect was offset by the decline in the exchange rate loss that went from Ps. 21.7 million in 3Q12 to a gain of Ps. 0.1 million in 3Q13. This was due to the fact that during 3Q12, the Mexican peso appreciated 5.9% versus the U.S. dollar.

Net income and comprehensive income for 3Q13 decreased by Ps. 4.2 million, or 0.9%, compared to 3Q12. Earnings before income taxes which increased from Ps. 525.4 million in 3Q12 to Ps. 585.9 million in 3Q13, representing an increase of Ps. 60.4 million was offset by an increase in income tax which increased Ps. 64.7 million from Ps. 56.1 million in 3Q12 to Ps. 120.8 million in 3Q13 caused by a Ps. 17.8 million increase in the current income tax, as well as a Ps. 46.9 million decrease in deferred income tax benefit from 3Q12 to 3Q13.

Third Quarter Report	Page 7 of 19

Consolidated results for the nine months ended September 30, 2013 (“9M13”) vs. the nine months ended September 30, 2012 (“9M12”)

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.1550 per U.S. dollar (noon buying rate on

September 30, 2013, as published by the Board of Governors of the Federal Reserve).

Third Quarter Report	Page 8 of 19

Revenues (9M13)

•        Aeronautical revenues in 9M13 increased by Ps. 163.1 million (6.5%).

•        Non-aeronautical revenues in 9M13 increased by Ps. 120.0 million (16.2%).

•        Revenues from improvements to concession assets in 9M13 decreased Ps. 126.3 million (26.2%).

•        Total revenues increased Ps. 156.8 million (4.2%).

-	Aeronautical revenues

Aeronautical revenues increased Ps. 163.1 million, mainly due to an increase in passenger charges of Ps. 155.9 million, as well as an increase in aircraft landing, parking and complementary services, which together increased Ps. 24.5 million. Revenues from operations of airbuses and passenger walkways declined a combined Ps. 17.3 million, due to the fact that the Company stopped providing these services directly as of November 2012, whereupon they were taken over by a third-party provider.

-	Non-aeronautical revenues

Non-aeronautical revenues increased Ps. 120.0 million, primarily due to an increase of Ps. 66.6 million in revenues from business lines operated by third parties and partially offset by a decline of Ps. 36.7 million in commercial revenues, mainly due to the one-time revenue of Ps. 26.6 million obtained in 3Q12 for a contract assignment. Revenues from business lines directly operated by the Company increased Ps. 50.3 million, and recovery of costs revenues increased Ps. 3.0 million.

Third Quarter Report	Page 9 of 19

-	Revenues from improvements to concession assets

Revenues from improvements to concession assets (IFRIC 12) decreased Ps. 126.3 million, or 26.2%, due to a decrease in committed investments for 2013, which will be 27.9% lower than the investments undertaken in 2012.

Total operating costs for 9M13 increased Ps. 1.2 million, or 0.1%, compared to 9M12.

➢	Cost of services for 9M13 increased Ps. 66.5 million (8.8%) compared to 9M12, mainly due to:

Other operating costs increased Ps. 52.9 million (52.8%), mainly due to an increase of Ps. 29.1 million in professional fees related to legal defense and the analysis of new businesses for 9M13 as compared to 9M12, a Ps. 5.5 million increase in supplies for convenience stores, a higher reserve for doubtful accounts of Ps. 3.1 million, among others. Additionally, during 2012, a penalty of Ps. 11.1 million was applied to a supplier due to a failure to fulfill its contract. This penalty represented a decrease in expenses in 2012 but did not repeat in 2013.

Security and insurance costs increased Ps. 9.3 million (7.8%) in 9M13 compared to 9M12.

Services costs in 9M13 increased by Ps. 6.7 million (6.5%) compared to 9M12.

Maintenance costs increased Ps. 6.6 million (4.9%) compared to 9M12.

Employee costs decreased Ps. 9.0 million (3.0%) compared to 9M12.

➢	Cost of improvements to concession assets (IFRIC 12) decreased Ps. 126.3 million (26.2%) in 9M13.

Operating margin for 9M13 increased 230 basis points to 45.1% from 42.8% in 9M12. Operating margin, excluding the effects of IFRIC 12, increased 40 basis points, from 49.2% in 9M12 to 49.6% in 9M13. The nominal value of operating income increased Ps. 155.6 million, or 9.7%.

EBITDA margin increased 260 basis points from 59.4% in 9M12 to 62.0% in 9M13. EBITDA margin, excluding the effects of IFRIC 12, increased 10 basis points, from 68.2% in 9M12 to 68.3% in 9M13. The nominal value of EBITDA increased Ps. 196.6 million (8.9%).

Finance expense increased Ps. 47.9 million in 9M13 compared to 9M12, from an expense of Ps. 12.1 million in 9M12 to an expense of Ps. 60.0 million in 9M13. Interest went from an income of Ps. 7.9 million in 9M12 to an expense of Ps. 62.0 million in 9M13, which represented a net change of Ps. 69.9 million, due to: i) a decrease of Ps. 20.1 million in the capitalization of interest on bank loans in 9M13, ii) a Ps. 34.3 million decrease in the price of Pemex bonds, and iii) a Ps. 15.5 million decrease in interest gains due to lower interest rates. This increase was partially offset by a reduction in the exchange rate loss that went from a loss of Ps. 20.0 million

Third Quarter Report	Page 10 of 19

12 to a gain of Ps. 2.0 million in 9M13, or a decrease of Ps. 22.0 million when reflected in the finance expense.

Net income and comprehensive income in 9M13 increased by Ps. 105.4 million, or 8.5%, compared to 9M12. Earnings before income taxes increased from Ps. 1,584.9 million in 9M12 to Ps. 1,692.6 million in 9M13, representing an increase of Ps. 107.7 million, while income taxes increased by Ps. 2.3 million.

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for the first nine months of 2013 were Ps. 2,668.6 million, resulting from average aeronautical revenues of Ps. 145.6 per WLU. Regulated revenues accounted for 75.6% of the sum of aeronautical and non-aeronautical revenues for the period.

The SCT performs annual reviews of the Company’s compliance with the maximum rates and has confirmed that the Company complied for the year 2012.

Statement of Financial Position

As of September 30, 2013, the Company had a balance of cash and cash equivalents of Ps. 2,234.5 million. The amount of cash includes guaranteed deposits from airlines of Ps. 428.3 million.

As of September 30, 2013, the Company’s principal assets consisted of the net balance of the airport concessions’ value of Ps. 9,966.4 million, rights to use airport facilities of Ps. 1,228.0 million and improvements to concession assets, machinery and equipment, improvements to leased buildings, as well as advanced payments to suppliers of a combined Ps. 5,853.9 million. These balances represented approximately 40.0%, 4.9% and 23.5% of total assets, respectively.

The balance of deferred income tax assets increased by Ps. 213.1 million as of September 30, 2013 as compared to September 30, 2012.  This increase was due to the fact that the accounting values of the airport concessions’ assets, rights to use airport facilities and improvements to concession assets do not include the effects of inflation. As a result, the book values are lower than the taxable values, which do recognize inflationary effects, and are therefore the primary driver of the increase in deferred income taxes.

Third Quarter Report	Page 11 of 19

CAPEX

During the first nine months of 2013, the Company invested Ps. 485.7 million in capital expenditures, mainly for investments carried out during the first nine months of 2013, as well as for investments for which payment was pending at the close of 2012, in accordance with IAS 7 “Statement of Cash Flows”.

Recent Events

  During September 2013, the Company repurchased 1,025,820 shares for a total amount of Ps. 69.1 million.

  On September 26, 2013, the Company received Ps. 59.0 million as the third disbursement from a simple line of credit from BBVA, which was granted on April 10, 2013.

  On October 1, 2013, Grupo Aeroportuario del Pacífico, the Puerto Vallarta Airport and various federal authorities received a summons related to four proceedings whereby the farmers of the ejido Valle de Banderas seek, among other things, the relinquishment and restitution of over 154 hectares of lands located in the Puerto Vallarta Airport, or compensation for these lands. The ejido also seeks the partial cancellation of the concession title granted to the airport. The Company attended the first appointment on October 8, 2013 and obtained a deferral until December 2, 2013. It is important to mention that the terms of the concession establish the obligation of the Mexican government to guarantee to the concessionaire the reimbursement for the loss of the use of any land that is part of the concession. Although no assurances can be given, the Company believes that the Mexican government would be liable for any interruption to the airports operations caused by the legal proceedings with the ejido Valle de Banderas and would be obligated to reestablish our rights of use for the public property that was granted to the Puerto Vallarta Airport under the concession.

Changes to Accounting Policies

Beginning January 1, 2013, the following International Financial Reporting Standards (“IFRS”) came into effect:

IFRS 13, “Fair Value Measurement”.

Amendment to IFRS 7 “Disclosures — Offsetting Financial Assets and Financial Liabilities”.

Amendment to IFRS “Annual improvements to IFRS 2009-2011, except for the amendments to IAS 1”.

Amendment to IAS 1, “Presentation of Concepts from Other Comprehensive Income”.

Financial Statements for the consolidated period ended September 30, 2013 have been prepared in accordance with IFRS 34, “Interim Financial Reporting”.

Third Quarter Report	Page 12 of 19

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Third Quarter Report	Page 13 of 19

Exhibit A: Operating Results by Airport (in thousands of pesos):

Third Quarter Report	Page 14 of 19

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Airport	3Q12	3Q13	Change	9M12	9M13	Change
Hermosillo						
Aeronautical services	42,641	44,270	3.8%	124,159	128,097	3.2%
Non aeronautical services	7,903	10,050	27.2%	22,682	28,912	27.5%
Improvements to concession assets (IFRIC 12)	1,716	101	-94.1%	5,148	302	-94.1%
Total Revenues	**52,260**	**54,421**	**4.1%**	**151,989**	**157,312**	**3.5%**
Operating Income	19,545	23,958	22.6%	54,887	62,619	14.1%
EBITDA	**30,439**	**34,805**	**14.3%**	**87,381**	**95,175**	**8.9%**
Guanajuato						
Aeronautical services	41,189	42,573	3.4%	116,542	118,590	1.8%
Non aeronautical services	8,994	10,064	11.9%	26,721	28,918	8.2%
Improvements to concession assets (IFRIC 12)	10,332	2,180	-78.9%	30,995	6,540	-78.9%
Total Revenues	**60,514**	**54,817**	**-9.4%**	**174,259**	**154,048**	**-11.6%**
Operating Income	21,857	19,761	-9.6%	56,064	57,410	2.4%
EBITDA	**31,585**	**30,207**	**-4.4%**	**85,275**	**87,760**	**2.9%**
Others (1)						
Aeronautical services	88,101	94,576	7.3%	251,865	261,572	3.9%
Non aeronautical services	15,016	16,572	10.4%	46,454	47,687	2.7%
Improvements to concession assets (IFRIC 12)	15,990	39,126	144.7%	47,971	117,378	144.7%
Total Revenues	**119,107**	**150,274**	**26.2%**	**346,290**	**426,637**	**23.2%**
Operating Income	6,661	11,898	78.6%	11,320	16,992	50.1%
EBITDA	**40,893**	**44,016**	**7.6%**	**109,766**	**111,204**	**1.3%**
Total						
Aeronautical services	837,072	912,152	9.0%	2,505,518	2,668,646	6.5%
Non aeronautical services	262,523	287,912	9.7%	742,420	862,404	16.2%
Improvements to concession assets (IFRIC 12)	160,779	118,664	-26.2%	482,337	355,991	-26.2%
Total Revenues	**1,260,374**	**1,318,727**	**4.6%**	**3,730,275**	**3,887,040**	**4.2%**
Operating Income	541,862	608,078	12.2%	1,594,475	1,777,904	11.5%
EBITDA	**758,611**	**826,174**	**8.9%**	**2,203,607**	**2,428,988**	**10.2%**

(1) “Others” include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Third Quarter Report	Page 15 of 19

Exhibit B: Consolidated Statement of Financial Position (in thousands of pesos):

As 31 of December 2012	As 30 of September 2012	As 30 of September 2013	Change Sep 13 / Sep 12	%
Assets					
Current assets					
Cash and cash equivalents	1,663,683	2,552,519	2,234,520	- 317,999	-12.5%
Financial Instruments held for trading purposes	433,573	366,530	407,381	40,851	11.1%
Trade accounts receivable - net	244,796	252,528	223,269	- 29,259	-11.6%
Other current assets	117,116	121,561	131,690	10,129	8.3%
Total current assets	**2,459,168**	**3,293,137**	**2,996,860**	**- 296,278**	**-9.0%**
Advanced payments to suppliers	65,764	88,789	123,828	35,039	39.5%
Machinery, equipment and improvements to leased buildings - net	951,465	788,033	859,900	71,867	9.1%
Improvements to concession assets - net	4,810,150	4,720,828	4,870,122	149,294	3.2%
Airport concessions - net	10,179,422	10,250,442	9,966,365	- 284,077	-2.8%
Rights to use airport facilities - net	1,270,490	1,284,665	1,227,967	- 56,698	-4.4%
Other acquired rights	598,481	602,656	585,969	- 16,687	-2.8%
Deferred income taxes	4,152,804	4,019,278	4,232,368	213,089	5.3%
Other non-current assets	45,893	50,612	39,595	- 11,017	-21.8%
Total Assets	**24,533,637**	**25,098,439**	**24,902,973**	**- 195,466**	**-0.8%**
Liabilities					
Current liabilities	1,132,711	2,119,874	1,386,614	- 733,260	-34.6%
Long-term liabilities	1,947,714	2,052,462	1,991,864	- 60,598	-3.0%
Total Liabilities	**3,080,424**	**4,172,336**	**3,378,477**	**- 793,858**	**-19.0%**
Stockholders' Equity					
Common stock	15,447,322	15,447,322	15,447,322	-	0.0%
Legal reserve	553,477	553,477	635,914	82,438	14.9%
Net comprehensive income	1,772,030	1,244,913	1,350,343	105,430	8.5%
Retained earnings	3,400,384	3,400,392	3,519,986	119,594	3.5%
Reserve for share repurchase	1,667,302	1,667,302	2,027,302	360,000	21.6%
Repurchased shares	- 1,387,302	- 1,387,302	- 1,456,372	- 69,070	5.0%
Total Stockholders' Equity	**21,453,213**	**20,926,103**	**21,524,495**	**598,393**	**2.9%**
Total liabilities and stockholders' equity	**24,533,637**	**25,098,439**	**24,902,973**	**- 195,466**	**-0.8%**

Third Quarter Report	Page 16 of 19

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Third Quarter Report	Page 17 of 19

Exhibit D: Consolidated Statement of Comprehensive Income (in thousands of pesos):

3Q12	3Q13	Change	9M12	9M13	Change
Revenues						
Aeronautical services	837,072	912,152	9.0%	2,505,518	2,668,646	6.5%
Non aeronautical services	262,523	287,912	9.7%	742,420	862,404	16.2%
Improvements to concession assets (IFRIC 12)	160,779	118,664	-26.2%	482,337	355,991	-26.2%
Total revenues	**1,260,374**	**1,318,727**	**4.6%**	**3,730,275**	**3,887,040**	**4.2%**
Operating costs						
Costs of services:	240,306	291,020	21.1%	754,553	821,092	8.8%
Employee costs	98,918	88,336	-10.7%	297,715	288,734	-3.0%
Maintenance	44,207	51,765	17.1%	135,094	141,740	4.9%
Safety, security & insurance	38,183	44,953	17.7%	119,199	128,505	7.8%
Utilities	38,478	44,500	15.7%	102,278	108,946	6.5%
Other	20,520	61,466	199.5%	100,267	153,168	52.8%
Technical assistance fees	40,225	42,634	6.0%	116,696	126,912	8.8%
Concession taxes	54,661	59,673	9.2%	161,327	175,458	8.8%
Depreciation and amortization	219,542	219,767	0.1%	617,666	658,737	6.6%
Other expense (income)	506	- 2,724	-637.9%	640	- 3,761	-687.5%
Cost of improvements to concession assets (IFRIC 12)	160,779	118,664	-26.2%	482,337	355,991	-26.2%
Total operating costs	**716,021**	**729,033**	**1.8%**	**2,133,220**	**2,134,430**	**0.1%**
Operating income	**544,353**	**589,694**	**8.3%**	**1,597,056**	**1,752,610**	**9.7%**
Finance income (expense)	- 18,930	- 3,831	-79.8%	- 12,174	- 60,047	393.3%
Earnings before income taxes	**525,423**	**585,862**	**11.5%**	**1,584,882**	**1,692,563**	**6.8%**
Income taxes	- 56,094	- 120,779	115.3%	- 339,970	- 342,221	0.7%
Net income and comprehensive income	**469,331**	**465,083**	**-0.9%**	**1,244,913**	**1,350,343**	**8.5%**

Third Quarter Report	Page 18 of 19

Exhibit E: Consolidated Stockholders’ Equity (in thousands of pesos):

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized under capital stock pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because the accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to Stockholders Equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to the Stock Exchanges, the consolidated results will continue being prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Exhibit F: Other Operating Data (in thousands of pesos):

WLU – Workload units represent passenger traffic plus units (1 cargo unit = 100 kilograms of cargo)

Third Quarter Report	Page 19 of 19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: October 25, 2013